SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Quarter Ended July 31, 2002

ASAT Holdings Limited
(Exact name of Registrant as specified in its Charter)

14th Floor
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended July 31, 2001 and 2002, and (iii) other information, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and JP Morgan Chase Bank, as trustee.

TABLE OF CONTENTS

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

All financial information in this report on Form 6-K is in United States dollars, which are referred to as "Dollars" and "$".

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JULY 31, 2002 AND APRIL 30, 2002
(In thousands)

	July 31, 2002 (Unaudited)	April 30, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$31,732	$ 34,499
Accounts receivable-trade (net of allowance for doubtful accounts of $119 and $165 at July 31, 2002 and April 30, 2002, respectively)	17,362	14,640
Inventories (Note 2)	7,964	11,050
Prepaid expenses and other current assets	4,820	5,919
Total current assets	61,878	66,108
Property, plant and equipment, net of accumulated depreciation	139,705	207,123
Assets held for disposal (Note 4)	932	--
Deferred charges	3,934	4,167
Total assets	$206,449	$277,398
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$7,696	$8,349
Accrued liabilities	10,531	7,593
Amount due to QPL	1,671	944
Total current liabilities	19,898	16,886
Deferred income taxes	3,506	15,180
12.5% senior notes due 2006	98,275	98,131
Total liabilities	121,679	130,197
Shareholders' equity:		
Common stock	6,760	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	228,009	228,009
Accumulated other comprehensive income	2	3
Accumulated deficit	(149,930)	(87,500)
Total shareholders' equity	84,770	147,201
Total liabilities and shareholders' equity	$206,449	$277,398

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED JULY 31, 2002 AND 2001

(Unaudited)

(In thousands, except share data)

	Three months ended July 31, 2002	Three months ended July 31, 2001
Net sales	$ 35,098	$ 25,026
Total cost of sales (Notes 2 and 3)	38,678	33,818
Gross loss	(3,580)	(8,792)
Operating expenses:		
Selling, general and administrative	6,971	8,102
Research and development	1,500	1,541
Impairment of property, plant and equipment (Note 4)	59,189	--
Reorganization charge	128	1,831
Total operating expenses	67,788	11,474
Loss from operations	(71,368)	(20,266)
Other income, net	351	872
Interest expense:		
- amortization of deferred charges	(233)	(229)
- third parties	(2,851)	(3,362)
Loss before income taxes	(74,101)	(22,985)
Income tax benefit	11,671	2,647
Net loss	(62,430)	(20,338)
Other comprehensive (loss) income:		
Foreign currency translation	(1)	3
Comprehensive loss	$ (62,431)	$ (20,335)

ASAT HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED JULY 31, 2002 AND 2001 – Continued

(Unaudited)
(In thousands, except share data)

	Three months ended July 31, 2002	Three months ended July 31, 2001
Net loss per ordinary share:		
Basic and diluted		
Net loss per ordinary share	$ (0.09)	$ (0.03)
Basic and diluted weighted average number of ordinary shares outstanding	668,947,000	669,643,712
Net loss per ADS :		
Basic and diluted		
Net loss per ADS	$ (0.47)	$ (0.15)
Basic and diluted weighted average number of ADSs outstanding	133,789,400	133,928,742

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JULY 31, 2002 AND 2001
(Unaudited)
(In thousands)

	Three months ended July 31, 2002	Three months ended July 31, 2001
Operating activities:		
Net loss	$ (62,430)	$ (20,338)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization:		
Property, plant and equipment	9,848	10,048
Deferred charges and debt discount	376	372
Deferred income taxes	(11,674)	(2,647)
Gain on disposal of property, plant and equipment	-	(12)
Impairment of property, plant and equipment	59,189	-
Changes in operating assets and liabilities:		
Accounts receivable-trade	(2,722)	6,719
Inventories	3,086	6,464
Prepaid expenses and other current assets	1,099	864
Accounts payable	(747)	(4,176)
Accrued liabilities	2,938	2,534
Amount due to a related company	-	(106)
Net cash used in operating activities	(1,037)	(278)
Investing activities:		
Acquisition of property, plant and equipment	(2,456)	(11,142)
Proceeds from sale of property, plant and equipment	-	77
Net cash used in investing activities	(2,456)	(11,065)
Financing activities:		
Repayment of capital lease obligation	-	(44)
Repurchase of shares	-	(126)
Net increase (decrease) in amount due to QPL	727	(655)
Net cash provided by (used in) financing activities	727	(825)
Net decrease in cash and cash equivalents	(2,766)	(12,168)
Cash and cash equivalents at beginning of period	34,499	79,880
Effects on changes of foreign exchange rates	(1)	3
Cash and cash equivalents at end of period	$ 31,732	$ 67,715
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	2	19

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands)

1. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the "Company") in accordance with generally accepted accounting principles in the United States of America. The April 30, 2002 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2002. The interim financial statements for fiscal 2002 and 2003 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

2. INVENTORIES

The components of inventories were as follows:

	July 31, 2002 (Unaudited)	April 30, 2002
Raw materials	$7,187	$10,405
Work-in-progress	777	645
	$7,964	$11,050

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the July 2002 quarter, there was a non-cash write-off of specific inventories of $3,007 due to the Company's revised estimation on expected usage of raw materials.

3. RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL Group amounting to $4,494 and $2,112 for the July 2002 and 2001 quarters, respectively.

In the July 2001 quarter, the Company purchased packing materials of $395 from Peak Plastic & Metal Products (International) Limited ("Peak Plastic"), which was a related company at that time. With effect from October 2001, Peak Plastic ceased to be a related party of the Company.

4. IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Each quarter the Company examines overall utilization of its assets and expected future cash flows. Several changes occurred during this quarter which triggered the Company to re-assess the recoverability of property, plant and equipment by carefully examining the individual asset utilization, sources of revenues and cash flows. In the July 2002 quarter, the management re-examined the Company's business strategy in the context of the changing industry and market conditions and has revised the Company's business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. In addition, the Company adopted an asset evaluation method whereby individual assets and cash flows generated from such assets have been examined by product line. After the evaluation, the Company concluded that certain older wire bonders are not capable of producing finer pitch technologies offered in today's markets and will likely be unutilized. As a result, the Company determined that these equipment items should be either written off or held for disposal, resulting in a $20,126 non-cash charge.

The Company also determined that certain other bonders and a few specific testers associated with selected package types will not likely generate sufficient future cash flows to justify their current carrying values on the Company's balance sheet as of July 31, 2002. The Company performed a discounted cash flow model to assess the potential impairment effect on its financial statements as well as seeking an independent appraiser to assess the fair value of these property, plant and equipment, and a $39,063 charge for the impairment of its property, plant and equipment was recorded in the current quarter relating to the Lead Advanced, BGA Standard, BGA Advanced, and Testing product categories.

The total $59,189 non-cash charge before taxes reduced the net book value of property, plant and equipment from $199,826 before this impairment charge to $140,637 after the impairment charge. Of the $140,637 remaining net book value of property, plant and equipment, $932 was classified as assets held for disposal on the balance sheet. These machines are separately identified for not being used in production and are intended to be disposed of by sale. Potential buyers have been identified and these machines, which were recorded at the lower of their depreciated cost or fair value less costs to sell, are expected to be sold in the near future.

5. COMMITMENTS

As of July 31, 2002 and April 30, 2002, the Company had contracted for capital expenditure on property, plant and equipment of $1,968 and $1,875, respectively.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2002 and 2001

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are one of the world's largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded and ball grid array, or BGA, packages. We also provide semiconductor testing services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We provide assembly and testing services from our Hong Kong facilities. We also provide package design, thermal and electrical simulation services and testing support services from our facilities in Fremont, California and Hong Kong. Our sales offices and representatives are strategically located in the United States, Europe, Hong Kong, South Korea and Singapore.

Historically, approximately 80% of the Company's sales came from customers serving the communications sector of the semiconductor industry, including data networking, broadband applications, and mobile communications. Each of these sectors has been impacted by the industry downturn. In fiscal year 2002, we announced our strategy to diversify into other markets, including various consumer sectors, PC and peripherals, and industrial and automotive sectors. In Q1 fiscal year 2003, we also revised our strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. As a result, we were able to reduce our dependency on communications to approximately 64% of total sales and lower our cash outflow in Q1 fiscal year 2003.

We seek to differentiate our Company from competitors by developing unique, marketable intellectual property and providing timely and comprehensive solutions to serve customers' complex semiconductor needs. Recently, the Company implemented its "Peak Performance" programs which are designed to lower customers' cost and risk while improving profitability. We work closely with customers to design and provide advanced packaging and test solutions for each new generation of products. We have over 110 customers and some of our top customers are among the world's largest semiconductor companies.

Industry Demand

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by excess capacity, reduced demand and pricing in the end-user markets.

The industry, having experienced a sharp cyclical downturn through July 2001, showed evidence of recovery in the latter half of calendar year 2001; however, there have been signs of a slower than expected rate of recovery and further volatility ahead. As a result, our customers which had showed signs of recovery entering the July 2002 quarter, began to reduce their revenue guidance and expectations for future quarters. As the close of the July 2002 quarter, several IDM's announced reduced guidance and industry associations announced a slowdown in the increase of unit demand.

This is a particularly severe downturn and we do not know how long it will continue. The Company is focusing on building its business while aggressively managing its expenses. During Q1 fiscal year 2003, we saw a growing market demand for finer pitch technologies and have revised our business strategy to reflect this change and to focus on high-end and advanced packaging solutions.

Recent Developments

During the July 2002 quarter we took additional steps to reduce operating costs and capital expenditures in order to meet the challenges of current market conditions. The Company made selective headcount reductions in the July 2002 quarter which are expected to reduce on-going operating expenses by approximately $300,000 per quarter starting from Q2 fiscal year 2003. In the July 2002 quarter, the management, re-examined the Company's business strategy in the context of the changing industry and market conditions. The Company has revised its strategy to capture the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. In addition, the Company adopted an asset evaluation method whereby individual assets and cash flows generated from such assets have been examined by product line. After the evaluation, the Company concluded that certain assets will likely be unutilized and should be either written off or held for disposal. The Company also determined that certain product lines supported by the related property, plant and equipment, namely the Leaded Advanced, BGA Standard, BGA Advanced, and Testing product categories, are not expected to generate sufficient cash flows to justify the current carrying values of the related property, plant and equipment on the balance sheet. As a result, the Company recorded a write-off as well as an impairment charge totaling $59.2 million on these property, plant and equipment in the July 2002 quarter.

Prior to the Q1 fiscal year 2003 write-off and impairment charge, net book value of property, plant and equipment was $200 million. After the charge, net book value of property, plant and equipment was $141 million of which $0.932 million of equipment was classified as assets held for disposal on the balance sheet. This equipment is not being used for production and the Company expects to sell the machines in the near future. The Company expects that its property, plant and equipment, which experienced an estimated 46% utilization level after considering the asset impairment, will still be sufficient to enable the Company to handle a significant increase in unit volume without necessarily having to invest in new equipment.

In addition to the impairment charge in the July 2002 quarter, the Company also wrote down by $3 million certain inventories no longer readily saleable to the cost of sales in the condensed consolidated statement of operations.

The net loss before income taxes in the July 2002 quarter was $74.1 million. Excluding the fixed asset impairment charge, inventory write-down and the reorganization charge, the loss before income taxes was $11.7 million. This represented a substantial improvement over the loss before income taxes and reorganization charge of $21.2 million for the July 2001 quarter.

In August 2002, we entered into a lease agreement pursuant to which an assembly site in the People's Republic of China will be leased to us upon completion of the construction. We expect the assembly site to provide lower cost operations to serve our customers. This site will also accommodate volume production anticipated once the industry and our volumes recover. The Company expects to have the manufacturing facility in the People's Republic of China operational in late 2003.

In July 2002, the Company announced that IBM and ASAT would collaborate on the design and assembly of advanced flip chips substrates and modules. ASAT will provide assembly at its Hong Kong facility and IBM will provide SLC substrates. Also in July, the Company announced an agreement with Honeywell to provide packaging and testing solutions for Honeywell's RF/Microwave product family.

The Leadless Plastic Chip Carrier (LPCC) packages that ASAT supplies to Honeywell achieve Moisture Sensitive Level One standard, which provides a significant cost and time savings to Honeywell because it eliminates bake and dry pack requirements.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, the short-term nature of our customers' commitments, capacity utilization, erosion of the selling prices of packages, changes in our product mix, and timing of our receipt of semiconductor chips from our customers. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our consolidated financial statements and the related notes included in this document.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101. Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four fundamental criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. The criteria are usually met at the time when packaged semiconductors have been shipped and title to the packaged semiconductors has transferred to the customer.

Inventory Valuation

At each balance sheet date, we evaluate our inventories for obsolete and non-saleable items. This evaluation considers analyses of sales levels by product, projections of future demand, and evidence of customers' expectations to buy back excess inventories as per our written supplier agreements. In addition, we consider the need to write down to net realizable value of those inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period such a determination is made. As a result of the continuous downturn of the industry, the Company's revised estimation on the net realizable value of certain inventory in the July 2002 quarter has resulted in an additional write-off of approximately $3 million.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values if such indicators are present. We recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the fair value of the asset is less than its carrying value, the fair value of the asset then becomes the asset's new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we evaluate our asset utilization and consider certain long-lived assets shall be either written off or held for disposal. These assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

	Three Months Ended			
	July 31, 2002		July 31, 2001	
	($ in thousands, except margin amounts)			
Net Sales	35,098	100.0%	25,026	100.0%
Cost of Sales	38,678	110.2%	33,818	135.1%
Gross Loss	(3,580)	(10.2%)	(8,792)	(35.1)%
Selling, general and administrative	6,971	19.9%	8,102	32.4%
Research and development	1,500	4.3%	1,541	6.2%
Impairment of property, plant and equipment	59,189	168.6%	--	--
Reorganization charge	128	0.36%	1,831	7.3%
Total operating expenses	67,788	193.1%	11,474	45.9%
Loss from operations	(71,368)	(203.3%)	(20,266)	(81.0)%

The following table sets forth our unaudited gross loss, gross margin and Adjusted EBITDA for the periods listed:

	Three Months Ended	
	July 31, 2002	July 31, 2001
	($ in thousands, except margin amounts)	
Gross Loss	(3,580)	(8,792)
Gross Margin	(10.2)%	(35.1)%
Adjusted EBITDA[1]	804	(8,386)

(1) "Adjusted EBITDA" is loss from operations plus depreciation and amortization, reorganization charge, inventory write-down and impairment charge for property, plant and equipment and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Adjusted EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA increased in dollar terms in the three-month period ended July 31, 2002, compared with July 31, 2001. This increase is primarily due to increase in sales, decreased cost of sales as a percentage of sales and a different product mix of business experienced during the period.

Market indicators for Q2 fiscal year 2003 lead management to anticipate that the outlook will be better than last year. We anticipate that sales will be up 3% to 5% in the upcoming October 2002 quarter as compared to the July 2002 quarter.

Three Months Ended July 31, 2002 Compared to Three Months Ended July 31, 2001

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed:

	Three Months Ended			
	July 31, 2002		July 31, 2001	
	($ in thousands; % of net sales)			
Leaded:				
Standard	9,736	27.7%	8,608	34.4%
Advanced	7,167	20.4%	6,449	25.8%
BGA:				
Standard	8,704	24.8%	763	3.1%
Advanced	6,113	17.5%	8,420	33.6%
Testing & others	3,378	9.6%	786	3.1%
Total	35,098	100%	25,026	100%

Net sales increased by 40.2% to $35.1 million for the three months ended July 31, 2002 from $25.0 million for the three months ended July 31, 2001. This increase was mainly due to the improved market condition in assembly sales of legacy products, high thermal performance BGAs and FBGAs, with particular strength in the wireless, broadband access and consumer markets. Revenue from advanced packages accounted for 59.4% of sales for the three months ended July 31, 2001 and dropped to 37.9% of sales for the three months ended July 31, 2002. Additionally, revenue from Testing and others increased by 330% in the July 2002 quarter as compared with the July 2001 quarter. Testing and others, as a percentage of total sales, increased to 9.6% for the July 2002 quarter compared with 3.1% of sales for the July 2001 quarter.

Gross Loss

Gross loss improved by 59.3% to a gross loss of $3.6 million in the three months ended July 31, 2002 from a gross loss $8.8 million in the three months ended July 31, 2001. Gross margin was negative 10.2% in the three months ended July 31, 2002 compared to negative 35.1% in the three months ended July 31, 2001. Gross margin increased primarily due to more favorable pricing and the decrease in direct labor, fixed manufacturing costs and depreciation expenses. Tighter cost control was reflected in these results. The Company also undertook a $3 million non-cash charge for the write-off of specific excess inventory in the current quarter. The Company has recently put in place tighter purchasing and inventory controls which should substantially reduce the accumulation of excess inventories in the future.

Selling, General and Administrative

Selling, general and administrative expenses decreased by 13.6% to $7.0 million in the three months ended July 31, 2002 from $8.1 million in the three months ended July 31, 2001. The decrease was primarily due to the cost reduction program in response to the market downturn in the early part of fiscal year 2002.

Research and Development

Research and development was maintained at the $1.5 million level for the three months ended July 31, 2002 as compared to the three months ended July 31, 2001. A significant portion of these expenditures, including additional staff costs and external consulting services, was focused on developing additional advanced semiconductor packaging technologies, such as LPCC (MSL level one) package and actions, which were introduced to the market in recent quarters.

Reorganization Charge

During the three months ended July 31, 2002 and July 31, 2001, we incurred $0.128 million and $1.831 million respectively of reorganization expenses (pre-tax) associated with our further cost reduction program during the quarters. These expenses were primarily severance payments in relation to our work force reduction.

Interest Expense

Third party interest expense decreased from $3.4 million during the three months ended July 31, 2001 to $2.9 million during the same period in 2002, a $0.5 million decrease. Interest in the period ended July 31, 2002 and 2001 was related to our senior unsecured notes. Interest payments on such notes are made at the end of October and April each year.

Other Income, net

Other income, net decreased from $0.9 million in the three months ended July 31, 2001 to $0.4 million in the three months ended July 31, 2002. This decrease was due to decreased interest income arising from investment of cash generated from operations net of investment spending and debt repayment, plus unspent IPO proceeds to date.

Income Taxes

Income tax benefit during the three months ended July 31, 2002 was increased by $9.1 million from $2.6 million in the three months ended July 31, 2001 to $11.7 million mainly due to the reversal of deferred tax liabilities related to the $59.2 million impairment charge on property, plant and equipment.

Liquidity and Capital Resources

The Company used $2.8 million in cash in the July 2002 quarter, which marked a significant decrease in cash usage since Q3 fiscal year 2001. The July 2002 quarter cash flow included the Adjusted EBITDA of $800,000, less capital expenditure of $2.5 million and less a change in working capital and other balance sheet items of $1.1 million. As a result, the quarter ended with $31.7 million in cash.

The Company expects to incur $6 to $7 million in capital expenditures for the remainder of the fiscal year 2003. About 40% to 50% of these capital expenditures represent maintenance type of capital items. The remainder represents capital outlays for specific assembly and test equipment items in response to customer specific programs, which represent an important revenue generating opportunity for the Company. The Company anticipates that it will have negative operating cash flow for the remainder of the fiscal year 2003. The Company expects to finance these cash requirements with its existing cash balances.

Our ability to achieve positive cash flow will depend upon execution of our business plan as well as an industry recovery. We cannot forecast when such recovery will take place. Depending on the timing and pace of the industry recovery, we may seek additional financing to fund operations. Our capital expenditure program will also be adjusted depending on the business environment. Under the indenture for the Company's 12.5% Senior Notes due 2006, the Company generally has the ability to incur up to $10 million in debt and up to $65 million in debt under a credit agreement consisting of term loans and revolving credit facilities. Beyond that, certain restrictive covenants in the indenture constrain the Company's ability to incur additional financing such as the requirement that we meet a consolidated coverage ratio of 3.0:1.0. Consolidated coverage ratio is defined to mean the ratio of our aggregate EBITDA to our consolidated fixed charges for the relevant period. Accordingly, if the types of debt that the Company may incur under the indenture are unavailable or insufficient, the Company may be required to seek other types of financing, including equity. There is no assurance that such additional financing would be available to the Company on commercially acceptable terms or at all.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "anticipates," "projects" and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, timing of customers' orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our packaging products and services and the purchase of raw materials. Both pricing and cost of raw materials are significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw material costs.

We generally have not been significantly affected by foreign exchange fluctuations because (1) substantially all of our revenues are in U.S. dollars and (2) the largest share of our non-U.S. dollar costs historically has been denominated in Hong Kong dollars which have been pegged to the U.S. dollar at a relatively constant exchange rate since 1983.

PART II OTHER INFORMATION

Item 4. Submission of Matters to a Vote of Security Holders

(a) The Annual Shareholders' meeting was held on August 30, 2002.

(b) Unanimous approval was given to the nomination of Leonard Perham as a member of the Audit Committee.

(c) Unanimous approval was given to add Harry Rozakis as an authorized signatory for the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By: ________________________
Name: J. Stanley Baumgartner, Jr.
Title: Chief Financial Officer

Date: September 16, 2002